Mail Stop 3561

December 11, 2006

Mr. John J. Luttrell
Chief Financial Officer and Executive Vice President
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, California 92610

> **Re:** **The Wet Seal, Inc.**
> **Item 4.02 Form 8-K**
> **Filed December 8, 2006**
> **File No. 0-18632**

Dear Mr Luttrell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed December 8, 2006

1. You disclose that there were "errors in the accounting for grants of stock options." Please revise to disclose a more detailed description of the nature of the errors. Refer to Item 4.02(a)(2) of Form 8-K.

2. Please tell us and consider disclosing whether or not the circumstances which resulted in your conclusion that the previously issued financial statements should not be relied upon had an impact on previous conclusions with respect to the

effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of the end of the periods covered by those reports.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen